Form 51-102F3

Material Change Report

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

Suite 1501 – 700 West Georgia Street

TD Tower, PO Box 10047 Pacific Centre

Vancouver, BC  V7Y 1A1

(the “Company”)

2.

Date of Material Changes

May 8, 2008

3.

News Releases

News releases were issued on May 8, 2008 and disseminated via Market Wire’s Canadian Timely Disclosure and Seattle Circuit Networks pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Changes

On May 8, 2008 the Company reported that the non-binding letter of intent dated December 28, 2007 between the Company, Touchdown Capital Inc. (TSXV: TDW.P), CY Foundation Group Limited (“CYF”) (HKSE:1182) and Special Opportunity Limited (“SPO”) has been terminated, as a result of which Touchdown Capital Inc. will not be proceeding with its Qualifying Transaction that was announced on January 9, 2008.  Touchdown Capital Inc. will have no further interest in the LVFH/CYF/SPO relationship and will resume its pursuit of another Qualifying Transaction.

In addition, on May 8, 2008 the Company announced that it is marketing its Asian Games Network (the “AGN”), www.asiangamesnetwork.com.  The AGN will act as an aggregate host site to other online poker, sportsbook and casino operators who would like to offer the Company’s Asian multi-player games to their respective customers.  Licensees will be able to offer the Company’s full suite of games, which include Mahjong, Big 2, Chinese Poker, Fight the Landlord and other games or alternatively, be able to select specific games .

5.

Full Description of Material Changes

See attached Schedule “A” for full details of the first News Release dated May 8, 2008.

See attached Schedule “B” for dull details of the second News Release dated

May 8, 2008.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Jake H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204, ext 6105.

9.

 Date of Report

This report is dated May 9, 2008.

SCHEDULE  “A”

Symbols: LVH .TSX Venture Exchange
LVFHF.OTC Bulletin Board
LVH. Berlin & Frankfurt Stock Exchanges

LAS VEGAS AND CY FOUNDATION GROUP LOOK TO RESTRUCTURE DEAL

Vancouver, British Columbia, May 8, 2008 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”)  reports that the non-binding letter of intent dated December 28, 2007 between the Company, Touchdown Capital Inc. (TSXV: TDW.P), CY Foundation Group Limited (“CYF”) (HKSE:1182) and Special Opportunity Limited (“SPO”) has been terminated, as a result of which Touchdown Capital Inc. will not be proceeding with its Qualifying Transaction that was announced on January 9, 2008.  Touchdown Capital Inc. will have no further interest in the LVFH/CYF/SPO relationship and will resume its pursuit of another Qualifying Transaction.

Status of LVFH/CYF/SPO Relationship

The Company entered into a Software Licencing Agreement (“SLA”) to provide CYF with software for the entire People’s Republic of China (“PRC”) by means of which CYF is obligated to pay LVFH a standard licensing royalty.  The SLA has been terminated and the parties to the SLA are presently in the process of negotiating a revised SLA under amended terms and conditions.

In addition to the above SLA, the Company has entered into a Definitive Agreement dated December 28, 2007 (“2007 DA”) and on March 4, 2008 the Company paid to CYF CDN$850,000 in consideration for the CYF Group’s agreement to exclusively use the LVFH Software (“Exclusivity Rights”) to operate both the popular “Fight the Landlord” (“Dou Di Zhu”) and “13 Card Poker” (“Shi San Zhang”) online games (the “Selected LVFH Software”) in the Henan Province and in the city of Beijing including its suburbs (the “Designated Territory”).  The CYF Group agreed to pay royalty payments to LVFH equal to the greater of (i) 10% of all tournament fees collected by the CYF Group less the tournament prizes paid to the players, and (ii) 1% of all tournament collection fees collected by the CYF Group without any deductions for prizes paid to the players, that are generated from the operations of the Selected LVFH Software and/or any other similar software which the CYF Group uses in the Designated Territory.

To acquire the Exclusivity Rights for its software in the Designated Territory for CDN$850,000, LVFH completed a private placement with SPO.  In February 2008, the Company issued to SPO 5,000,000 units at CDN$0.17 per unit, each unit consisting of one common share of the Company and one warrant to buy one additional share of the Company at CDN$0.25 until February 19, 2009.

As the above-mentioned SLA and 2007 DA were related to the Touchdown Qualifying Transaction which is no longer taking place, all three parties, LVFH, CYF and SPO are exploring the possibilities of renegotiating and restructuring the SLA and the 2007 DA.  While all parties are hopeful to renegotiate and restructure a mutually acceptable revised SLA and DA, there is no assurance whatsoever that this will take place.  Regardless of the outcome of the renegotiation and restructuring of the revised SLA and DA, the terms of the 2007 DA between LVFH and the CYF Group will continue to survive unless terminated by mutual consent.

For more information on the Company, please contact us at (604) 681-0204.

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This release does not constitute an offer for sale of securities in the United States.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.

SCHEDULE “B”

Symbols: LVH .TSX Venture Exchange
LVFHF.OTC Bulletin Board
LVH. Berlin & Frankfurt Stock Exchanges

LAS VEGAS INTRODUCES ITS NEW ASIAN GAMES NETWORK

Vancouver, British Columbia, May 8, 2008 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”)  is pleased to announce that it is marketing its Asian Games Network (the “AGN”), www.asiangamesnetwork.com.  The AGN will act as an aggregate host site to other online poker, sportsbook and casino operators who would like to offer the Company’s Asian multi-player games to their respective customers.  Licensees will be able to offer the Company’s full suite of games, which include Mahjong, Big 2, Chinese Poker, Fight the Landlord and other games or alternatively, be able to select specific games .

Presently, the AGN is anchored by www.nuthands.com, an existing licensee of the Company.  President and CEO Mr. Jake Kalpakian states, “It’s only been a short time since we started to market the AGN to other operators, but the initial response has been very encouraging.  The AGN gives operators  the ability to generate more revenues from their existing database by offering our Asian suite of games while at the same time having products available to market in the Asian region.”

Mr. Kalpakian continues “one of the largest challenges for many operators trying to penetrate the Asian market is to attain “critical mass” of players.  Through participation in the AGN, licensees will be able to leverage-off a larger player base while still maintaining their own customized brand.  While many of our games are derivatives or variances of poker which are attracting the interest of online poker operators, the fact we offer a diversity of games including mahjong is also making the AGN attractive to other online  sportsbooks and casinos as well.”

For more information on the Company, please contact us at (604) 681-0204.

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This release does not constitute an offer for sale of securities in the United States.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.